 Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Subject to Completion, dated September 6, 2018

Preliminary Pricing Supplement to the Prospectus dated April 27, 2017, the Prospectus Supplement dated April 27, 2017 and the Product Supplement dated May 1, 2017

US$ ●

Raymond James Biotechnology Sector Top Selections – Notes Linked to a Fixed Basket of 8 Common Equity Securities,

Bullish Enhanced Return Notes due March 31, 2020

•	The notes are designed for investors who seek a 200% leveraged positive return based on any appreciation in the value of an equally weighted basket (the “Basket”) consisting of the equity securities (each a “Basket Component”) of 8 publicly traded companies engaged in the biotechnology industry (each, a “Basket Component Issuer”). The Basket Components were selected in August 2018 by Raymond James & Associates, Inc. (“Raymond James”), as the Raymond James Biotechnology Sector Top Selections, and are listed below. Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the value of the Basket decreases by more than 10% from its value on the pricing date.

•	Investors in the notes may lose up to 90% of their principal amount at maturity.

•	The Maximum Redemption Amount will be $[1,380 - 1,420] for each $1,000 in principal amount (a [38-42]% return).

•	Any payment at maturity is subject to our credit risk.

•	The notes do not bear interest. The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering is expected to price on September 21, 2018, and the notes are expected to settle through the facilities of The Depository Trust Company on September 28, 2018.

•	The notes are scheduled to mature on March 31, 2020.

•	The CUSIP number of the notes is 06367WBZ5.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-6 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this preliminary pricing supplement, the estimated initial value of the notes is $970.10 per $1,000 in principal amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $955.00 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$0.00	US$1,000

Total	US$ ●	US$ ●	US$ ●

(1)	$0.00 per $1,000 in principal amount per note will be received by Raymond James for its services acting as an agent in connection with the distribution of the notes. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes

Underlying Asset:

An equally weighted basket consisting of the equity securities of 8 publicly traded companies selected by Raymond James’ biotechnology analysts. The 8 Basket Components, their respective Weighting Percentages and their Initial Basket Component Levels are indicated in the table below.

Payment at Maturity:

If the Percentage Change multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change multiplied by the Upside Leverage Factor is positive but is less than the Maximum Return, then the amount that the investors will receive at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is between 0% and 10% inclusive, then the payment at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -10%, the amount that the investors will receive at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change + Buffer Percentage) If the Percentage Change is less than –10.00%, investors will lose up to 90.00% of the principal amount of the notes.

Upside Leverage Factor:	200%

Maximum Return:	[38-42]% (to be determined on the pricing date)

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $[1,380 - 1,420] per $1,000 in principal amount of the notes.

Initial Level:	Set to 100 on the pricing date.

Final Level:	Initial Level x (1 + Percentage Change)

Buffer Level:	90% of the Initial Level

Buffer Percentage:

10%. Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Underlying Asset does not decrease by more than 10%. If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 90% of the principal amount of your notes.

Percentage Change:	The sum of the Weighted Percentage Change for each Basket Component.

Weighted Percentage Change:	With respect to each Basket Component, the product of (a) its Weighting Percentage and (b) its Component Change.

Component Change:	With respect to each Basket Component: Final Basket Component Level – Initial Basket Component Level Initial Basket Component Level

Initial Basket Component Level:

The closing price of the applicable Basket Component on the pricing date. The Initial Basket Component Level of each Basket Component is subject to adjustment as described in the section “General Terms of the Notes—Anti-dilution Adjustments” of the product supplement.

Final Basket Component Level:	With respect to each Basket Component, its closing price on the Valuation Date.

Raymond James Biotechnology Sector Top Selections	Basket Components	Bloomberg Tickers	Weighting Percentage	Initial Basket Component Levels
	Gilead Sciences, Inc.	GILD	1/8	$●
The Basket:	Intercept Pharmaceuticals, Inc.	ICPT	1/8	$●
	Incyte Corporation	INCY	1/8	$●
	Spark Therapeutics, Inc.	ONCE	1/8	$●
	REGENXBIO Inc.	RGNX	1/8	$●
	Sage Therapeutics, Inc.	SAGE	1/8	$●
	Viking Therapeutics, Inc.	VKTX	1/8	$●
	Vertex Pharmaceuticals Incorporated	VRTX	1/8	$●

Pricing Date:	On or about September 21, 2018.

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Settlement Date:	On or about September 28, 2018, as determined on the pricing date.

Valuation Date:	On or about March 24, 2020, as determined on the pricing date.

Maturity Date:	On or about March 31, 2020, as determined on the pricing date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The pricing date and the settlement date are subject to change. The actual pricing date, settlement date, Valuation Date and Maturity Date will be set forth in the final pricing supplement.

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Payoff Example

The following table shows the hypothetical payout profile of an investment in the notes, reflecting the Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), the Upside Leverage Factor of 200% and a hypothetical Maximum Redemption Amount of $1,400, which is the midpoint of the hypothetical Maximum Redemption Amount range of $1,380 – $1,420. Please see the hypothetical examples below for more detailed examples.

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated April 27, 2017 and the prospectus dated April 27, 2017. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002869/c427173424b5.htm

•	Prospectus supplement dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142764/d381374d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not bear interest, and you may lose substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 10%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. If the Final Level is less than the Buffer Level, you will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Buffer Level. Accordingly, you could lose up to 90% of the principal amount of the notes.

•	Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change multiplied by the Upside Leverage Factor exceeds the Maximum Return.

•	Any increase in the price of one or more Basket Components may be offset by decreases in the price of one or more other Basket Components. — The price of one or more Basket Components may increase while the price of one or more other Basket Components decreases. Therefore, in determining the value of the Basket at any time, increases in the price of one Basket Component may be moderated, or wholly offset, by decreases in the price of one or more other Basket Components.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Basket on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the value of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the Maturity Date could result in a substantial loss to you.

•	Owning the notes is not the same as owning the Basket Components. — The return on your notes will not reflect the return you would realize if you actually owned the Basket Components and held that investment for a similar period. Your notes may trade quite differently from the Basket Components. Changes in the prices of the Basket Components may not result in comparable changes in the market value of your notes. Even if the prices of the Basket Components increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the prices of the Basket Components increase. In addition, any dividends or other distributions paid on the Basket Components will not be reflected in the amount payable on the notes.

•	You will not have any rights to the Basket Components. — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Many economic and market factors will influence the value of the notes. — In addition to the prices of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket. — In the ordinary course of their business. BMOCM, Raymond James and our affiliates from time to time may express views on expected movements in the prices of one or more of the Basket Components. One or more of our affiliates, or Raymond James or its affiliates, have published, and in the future may publish, research reports that express views on one or more of the Basket Components. However, these views are subject to change from time to time. Moreover, other professionals who transact business in the markets relating to the Basket Components at any time may have significantly different views from those of our respective affiliates. You are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely solely on the views expressed by us or our respective affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	Our trading and other transactions relating to the Basket Components, futures, options or other derivative products may adversely affect the market value of the notes. — We, Raymond James, or one or more of our respective affiliates may also engage in trading relating to the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers, including block trades. Any of these activities could adversely affect the prices of the Basket Components and, therefore, the market value of the notes. We, Raymond James, or one or more of our respective affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Hedging activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling the Basket Components, or futures or options relating to the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the Basket Components. Any of these activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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•	Our business activities and the business activities of our affiliates may create conflicts of interest. As noted above, we, Raymond James, or one or more of our respective affiliates expect to engage in trading activities related to the Basket Components that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Basket Components, could be adverse to the interests of the holders of the notes. We, Raymond James, or one or more of our respective affiliates may, at present or in the future, engage in business with the issuers of the Basket Components, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes. Moreover, we, Raymond James and our respective affiliates have published, and in the future expect to publish, research reports and other materials with respect to most or even all of the Basket Components. Our views are modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Even if our affiliates or Raymond James express a negative opinion about one or more of the Basket Components, or if market conditions change, the composition of the Basket will not change during the term of the notes (except under the limited circumstances described below). Any of these activities by us or one or more of our affiliates may affect the prices of the Basket Components and, therefore, the market value of the notes.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Basket Components

•	The inclusion of the Basket Components in the Basket does not guarantee a positive return on the notes. There can be no assurance that any Basket Component, or the Basket in its entirety, will increase in value. The list of stocks is not dynamic; if Raymond James’ opinion of a Basket Component changes after the list is constituted, that change will not cause the deletion or addition of Basket Components to the list. The performance of the Basket Components may be less than the performance of the equities markets generally, less than the performance of other biotechnology companies that are not included in the Basket, , and less than the performance of specific sectors of the equity markets, or other securities in which you may choose to invest. As of the date of this document, the Equity Research Department at Raymond James believes that the prices of the Basket Components have the potential to increase during the term of the notes. However, there can be no assurance that they will in fact do so. Although Raymond James has expressed a positive view as to the Basket Components prior to the date of this pricing supplement, its views may change significantly during the term of the notes. In addition, any positive views of Raymond James’ research division are separate and apart from the offering of these notes and does not constitute investment advice. Our offering of the notes does not constitute our recommendation or the recommendation of ours, Raymond James, or our respective affiliates to invest in the notes or in the Basket Components.

•	Some of the Basket Components have only been publicly traded for a limited amount of time. As set forth below in the section “The Basket Components,” some of the Basket Components, including Spark Therapeutics Inc., REGENXBIO Inc., Sage Therapeutics, Inc. and Viking Therapeutics Inc., have only been publicly traded for a limited amount of time. Accordingly, it may be more difficult for you to evaluate the historical performance of this Basket Component than would be the case for a Basket Component with a longer trading history.

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•	Industry consolidation and other corporate events may alter the composition of the Basket. If a Basket Component Issuer is acquired in a stock-for-stock transaction, the stock of the acquiring company will assume that Basket Component’s place in the Basket, including if the stock of the acquiring company is already in the Basket. Consequently, any consolidation among issuers of the Basket Components will result in an increased weighting in the Basket for the surviving company. The effects on the Basket and the Initial Share Prices of the Basket Components of consolidation transactions and other reorganization events with respect to the Basket Components are described in “Description of the Notes—Anti-dilution Adjustments” in the product supplement.

•	The stocks included in the Basket are concentrated in one sector. — All of the stocks included in the Basket are issued by companies whose primary lines of business are directly associated with the biotechnology sector. As a result, the stocks that will determine the performance of the Basket Components are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the Basket, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the biotechnology sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The profitability of these companies is largely dependent on, among other things, demand for the companies’ products, safety of the companies’ products, regulatory influences on the biotechnology market (including receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation, talent attraction and retention, maintaining intellectual property rights and intense industry competition. Any negative developments affecting the biotechnology sector could affect adversely impact the value of the stocks held by the Basket Components included in the Basket, the market price of the Basket Components, and the value of the notes.

Additional Risk Factors Relating to the Terms of the Indenture and the Notes

•	The notes will be subject to risks, including non-payment in full, under Canadian Bank Resolution Powers. — Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (“CDIC”) may, in circumstances where we have ceased, or are about to cease, to be viable, or in certain other circumstances, assume temporary control or ownership of us and may be granted broad powers by one or more orders of the Governor in Council (Canada), each of which we refer to as an “Order,” including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business. As part of the Canadian bank resolution powers, certain provisions of, and regulations under, the Bank Act (Canada) (the “Bank Act”), the CDIC Act and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) as domestic systemically important banks, which include us.

If the CDIC were to take action under the Canadian bank resolution powers with respect to us, this could result in losses to holders of the notes. As a result, you should consider the risk that you may lose all of your investment, including the principal amount, if the CDIC were to take action under the Canadian bank resolution powers, and that any remaining outstanding notes may be of little value at the time of the exercise of these powers and thereafter.

There is no limitation on the type of Order that may be made where it has been determined that we have ceased, or are about to cease, to be viable. As a result, you may be exposed to losses through the use of Canadian bank resolution powers.

•	The indenture under which the notes will be issued will provide only limited acceleration and enforcement rights for the notes. — Our indenture under which the notes will be issued will be amended to provide that acceleration of the notes will only be permitted (a) if we default in the payment of the principal of, or interest on, any of the notes and, in such case, the default continues for a period of 30 business days, or (b) certain bankruptcy, insolvency or reorganization events occur.

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Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on the Initial Level of 100, the Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), the Upside Leverage Factor of 200%, and the hypothetical Maximum Redemption Amount of $1,400.00 (which is the midpoint of the hypothetical Maximum Redemption Amount range of $1,380 – $1,420). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	100.00%	$1,400.00	40.00%
150.00	50.00%	$1,400.00	40.00%
140.00	40.00%	$1,400.00	40.00%
120.00	20.00%	$1,400.00	40.00%
115.00	15.00%	$1,300.00	30.00%
110.00	10.00%	$1,200.00	20.00%
105.00	5.00%	$1,100.00	10.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$900.00	-10.00%
70.00	-30.00%	$800.00	-20.00%
60.00	-40.00%	$700.00	-30.00%
50.00	-50.00%	$600.00	-40.00%
0.00	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The value of the Basket decreases from the Initial Level of 100.00 to a hypothetical Final Level of 50.00, representing a Percentage Change of -50%. Because the Percentage Change is negative, and the hypothetical Final Level of 50.00 is less than the Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $600 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x -50% + 10%) = $600

Example 2: The value of the Basket decreases from the Initial Level of 100.00 to a hypothetical Final Level of 95.00, representing a Percentage Change of -5%. Although the Percentage Change is negative, but the Final Level is less than the Initial Level, but not by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $105.00, representing a Percentage Change of 5%. Because the Percentage Change is positive and the Percentage Change multiplied by the Upside Leverage Factor does not exceed the Maximum Return, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (5% x 200.00%)] = $1,100.00

Example 4: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $120.00, representing a Percentage Change of 20%. Because the Percentage Change is positive and when multiplied by the Upside Leverage Factor, exceeds the Maximum Return, the investor receives a payment at maturity of $1,400.00 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

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U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

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Supplemental Plan of Distribution (Conflicts of Interest)

We, either ourselves or through BMOCM as agent, have entered into an arrangement with Raymond James, whereby Raymond James will act as an agent in connection with the distribution of the notes. The notes sold by Raymond James to investors will be offered at the issue price of $1,000 per note. Raymond James will receive the licensing fees for its research related to the Basket Components, as described in “The Basket Components—License Agreement.”

We expect that delivery of the notes will be made against payment for the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the pricing supplement relating to the notes in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use that pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, that pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of the hedging profit that we or our affiliates expect to realize over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the notes. Accordingly, the notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the notes who subsequently sells any of the notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

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•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

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The Basket Components

The Equity Research Department at Raymond James & Associates, Inc. regularly publishes research regarding the biotech sector. As of the date of this pricing supplement, the Equity Research Department believes that the Basket Component have the potential to increase in value over the term of the notes.

The Basket Components do not represent all of the companies in the biotech sector that are covered by the Equity Research Department. It is possible that a different basket of biotech companies could perform better or worse than the Basket.

The composition of the Basket and the identity of the Basket Components were selected by the Equity Research Department. Neither we nor our affiliates take any responsibility for the selection of the Basket or the identity of the Basket Components or otherwise endorses such stocks and none of such entities (or Raymond James) makes any representation as to the performance of any Basket Component or the Basket.

The information in the above three paragraphs has been provided by Raymond James.

We have derived the following information regarding each of the applicable Basket Components from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with any of the Basket Components and the Basket Components will have no obligations with respect to the applicable notes. This preliminary pricing supplement relates only to the applicable notes and does not relate to the shares of any of the Basket Components or to the securities in any of the Basket Components. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to any of the Basket Components in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this preliminary pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading prices of the shares of any of the Basket Components have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning any of the Basket Components could affect the value of the shares of the applicable Basket Component and therefore could affect the Payment at Maturity.

The selection of the applicable Basket Component relating to any of the notes is not a recommendation to buy or sell the shares of the applicable Basket Component. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of any of the Basket Components. Information provided to or filed with the SEC under the Exchange Act relating to each Underlying Asset may be obtained through the SEC’s website at http://www.sec.gov.

License Agreement

We have entered into a license agreement with Raymond James, under which we have obtained the right to use the stocks discussed herein in connection with our issuance of the notes. Under the license agreement, we have agreed to pay Raymond James a fee of up to 0.50% of the principal amount of the notes.

The license agreement requires this section to state as follows:

Solely by participating in this offering, Raymond James makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Basket to track general or industry-specific stock market performance. Raymond James and its third party licensors have no obligation to take the needs of Bank of Montreal or the owners of the notes into consideration in determining, composing or calculating the Basket. BMOCM is calculation agent for the notes and will have discretion in making various determinations that affect the notes and Raymond James is not responsible for any such calculations or determinations. Raymond James has no obligation or liability in connection with the administration or trading of the notes.

Raymond James has licensed certain of its trademarks to us.

The mark “RAYMOND JAMES” is a trademark of Raymond James & Associates, Inc. and/or its affiliates, and has been licensed for our use.

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Gilead Sciences, Inc.

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. The company’s primary areas of focus include HIV, AIDS, liver disease, and serious cardiovascular and respiratory conditions. Its common stock trades on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GILD.”

Historical Information of the Common Stock of Gilead Sciences, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through August 31, 2018.

		High ($)	Low ($)
2008	First Quarter	25.77	21.46
	Second Quarter	28.32	24.98
	Third Quarter	28.55	21.22
	Fourth Quarter	25.67	18.74

2009	First Quarter	26.40	21.86
	Second Quarter	24.19	20.72
	Third Quarter	24.91	22.12
	Fourth Quarter	23.75	21.28

2010	First Quarter	24.73	21.63
	Second Quarter	23.18	16.46
	Third Quarter	18.26	15.93
	Fourth Quarter	20.17	17.68

2011	First Quarter	21.26	18.29
	Second Quarter	21.41	19.42
	Third Quarter	21.61	17.67
	Fourth Quarter	21.40	18.13

2012	First Quarter	28.01	20.93
	Second Quarter	26.36	22.70
	Third Quarter	33.89	25.33
	Fourth Quarter	38.17	32.43

2013	First Quarter	48.93	37.49
	Second Quarter	56.41	47.20
	Third Quarter	64.32	51.66
	Fourth Quarter	75.20	58.90

2014	First Quarter	83.95	68.55
	Second Quarter	83.02	65.48
	Third Quarter	109.43	85.07
	Fourth Quarter	114.22	89.45

2015	First Quarter	107.18	94.91
	Second Quarter	122.21	97.72
	Third Quarter	119.60	94.80
	Fourth Quarter	110.96	97.54

2016	First Quarter	100.30	82.71
	Second Quarter	102.29	78.25
	Third Quarter	88.55	76.89
	Fourth Quarter	78.47	71.61

2017	First Quarter	76.38	65.59
	Second Quarter	71.92	64.12
	Third Quarter	85.47	69.25
	Fourth Quarter	83.52	71.15

2018	First Quarter	88.80	72.84
	Second Quarter	75.68	64.88
	Third Quarter (through August 31, 2018)	78.92	71.28

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Intercept Pharmaceuticals, Inc.

Intercept Pharmaceuticals, Inc. manufactures and markets biopharmaceutical products. The company focuses on the development and commercialization of therapeutics to treat chronic liver diseases, utilizing proprietary bile acid chemistry. Its common stock trades on the Nasdaq under the symbol “ICPT.”

Historical Information of the Common Stock of Intercept Pharmaceuticals, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the October 11, 2012 through August 31, 2018.

		High ($)	Low ($)
2012	Fourth Quarter	34.90	18.59

2013	First Quarter	41.70	33.58
	Second Quarter	44.84	31.08
	Third Quarter	69.03	43.71
	Fourth Quarter	76.82	48.57

2014	First Quarter	462.26	67.77
	Second Quarter	334.19	217.94
	Third Quarter	307.61	210.36
	Fourth Quarter	260.85	129.30

2015	First Quarter	295.91	146.18
	Second Quarter	313.98	238.71
	Third Quarter	280.00	158.32
	Fourth Quarter	205.97	139.68

2016	First Quarter	151.44	93.71
	Second Quarter	167.66	129.62
	Third Quarter	173.03	142.85
	Fourth Quarter	162.38	97.84

2017	First Quarter	132.85	102.95
	Second Quarter	132.29	105.62
	Third Quarter	135.03	57.01
	Fourth Quarter	72.76	58.20

2018	First Quarter	67.25	52.72
	Second Quarter	85.67	60.00
	Third Quarter (through August 31, 2018)	116.84	88.49

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Incyte Corporation

Incyte Corporation is a biopharmaceutical company. The company discovers, develops, and commercializes proprietary small molecule drugs, primarily used in oncology. Its common stock trades on the Nasdaq under the symbol “INCY.”

Historical Information of the Common Stock of Incyte Corporation

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through August 31, 2018.

		High ($)	Low ($)
2008	First Quarter	12.42	8.53
	Second Quarter	11.34	7.50
	Third Quarter	10.30	7.19
	Fourth Quarter	7.41	2.49

2009	First Quarter	4.08	2.05
	Second Quarter	3.84	2.06
	Third Quarter	8.13	3.32
	Fourth Quarter	9.40	5.45

2010	First Quarter	14.15	9.41
	Second Quarter	14.78	11.07
	Third Quarter	15.99	10.56
	Fourth Quarter	17.17	14.51

2011	First Quarter	16.53	13.37
	Second Quarter	20.76	15.85
	Third Quarter	20.10	13.18
	Fourth Quarter	16.30	11.78

2012	First Quarter	19.94	14.78
	Second Quarter	23.69	17.35
	Third Quarter	25.84	17.38
	Fourth Quarter	18.46	15.96

2013	First Quarter	24.95	17.00
	Second Quarter	24.49	19.13
	Third Quarter	38.15	22.48
	Fourth Quarter	51.28	34.71

2014	First Quarter	68.83	49.94
	Second Quarter	56.44	43.10
	Third Quarter	56.59	45.35
	Fourth Quarter	78.89	45.60

2015	First Quarter	97.08	71.49
	Second Quarter	110.15	88.46
	Third Quarter	131.47	95.16
	Fourth Quarter	126.46	100.21

2016	First Quarter	103.80	63.05
	Second Quarter	87.71	68.69
	Third Quarter	94.29	76.11
	Fourth Quarter	108.10	83.28

2017	First Quarter	152.66	102.32
	Second Quarter	141.55	115.19
	Third Quarter	138.27	109.15
	Fourth Quarter	116.60	93.56

2018	First Quarter	100.98	83.06
	Second Quarter	83.98	60.85
	Third Quarter (through August 31, 2018)	74.08	61.75

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Spark Therapeutics, Inc.

Spark Therapeutics, Inc. focuses on discovering, developing and delivering gene therapy products. The company’s products address genetic diseases, including blindness, hemophilia and neurodegenerative diseases. Its common stock trades on the Nasdaq under the symbol “ONCE.”

Historical Information of the Common Stock of Spark Therapeutics, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the January 30, 2015 through August 31, 2018.

		High ($)	Low ($)
2015	First Quarter	77.50	42.55
	Second Quarter	76.14	52.65
	Third Quarter	69.77	38.91
	Fourth Quarter	61.81	42.36

2016	First Quarter	41.85	22.46
	Second Quarter	56.28	31.40
	Third Quarter	64.71	51.95
	Fourth Quarter	63.18	40.51

2017	First Quarter	65.02	52.41
	Second Quarter	64.47	49.66
	Third Quarter	89.23	58.13
	Fourth Quarter	89.37	44.76

2018	First Quarter	67.51	50.23
	Second Quarter	90.59	62.06
	Third Quarter (through August 31, 2018)	92.39	56.01

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REGENXBIO Inc.

REGENXBIO Inc. focuses on the development, commercialization, and licensing of recombinant, and adeno-associated virus gene therapy. Its common stock trades on the Nasdaq under the symbol “RGNX.”

Historical Information of the Common Stock of REGENXBIO Inc.

The following table sets forth the high and low closing prices of this Basket Component from the September 17, 2015 through August 31, 2018.

		High ($)	Low ($)
2015	Third Quarter	30.70	19.52
	Fourth Quarter	24.78	14.15

2016	First Quarter	17.00	9.46
	Second Quarter	13.68	7.84
	Third Quarter	15.95	7.32
	Fourth Quarter	24.00	13.82

2017	First Quarter	24.10	16.95
	Second Quarter	22.80	16.70
	Third Quarter	32.95	18.00
	Fourth Quarter	34.60	26.00

2018	First Quarter	37.50	24.05
	Second Quarter	74.35	27.20
	Third Quarter (through August 31, 2018)	82.15	65.00

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Sage Therapeutics, Inc.

Sage Therapeutics, Inc. develops treatments for central nervous system disorders. The company provides treatments for schizophrenia, major depressive disorder, pain, and traumatic brain injury conditions. Its common stock trades on the Nasdaq under the symbol “SAGE.”

Historical Information of the Common Stock of Sage Therapeutics, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the July 18, 2014 through August 31, 2018.

		High ($)	Low ($)
2014	Third Quarter	33.40	25.86
	Fourth Quarter	43.75	30.50

2015	First Quarter	53.38	36.99
	Second Quarter	86.71	46.26
	Third Quarter	76.98	40.75
	Fourth Quarter	60.95	41.09

2016	First Quarter	56.51	28.63
	Second Quarter	39.42	26.96
	Third Quarter	46.78	31.10
	Fourth Quarter	55.68	38.71

2017	First Quarter	71.07	46.01
	Second Quarter	84.94	64.75
	Third Quarter	88.52	61.40
	Fourth Quarter	167.34	60.72

2018	First Quarter	192.33	152.15
	Second Quarter	175.76	140.36
	Third Quarter (through August 31, 2018)	169.04	144.32

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Viking Therapeutics, Inc.

Viking Therapeutics, Inc. focuses on the development of therapeutics for patients suffering from metabolic and endocrine disorders. Its common stock trades on the Nasdaq under the symbol “VKTX.”

Historical Information of the Common Stock of Viking Therapeutics, Inc.

The following table sets forth the high and low closing prices of this Basket Component from the April 29, 2015 through August 31, 2018.

		High ($)	Low ($)
2015	Second Quarter	9.70	6.73
	Third Quarter	7.57	5.18
	Fourth Quarter	6.90	2.02

2016	First Quarter	3.39	1.42
	Second Quarter	1.93	1.18
	Third Quarter	1.47	1.23
	Fourth Quarter	1.43	0.94

2017	First Quarter	1.69	1.18
	Second Quarter	1.43	0.98
	Third Quarter	1.91	0.93
	Fourth Quarter	4.34	1.74

2018	First Quarter	6.93	4.11
	Second Quarter	12.74	3.88
	Third Quarter (through August 31, 2018)	13.04	9.70

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Vertex Pharmaceuticals Incorporated

Vertex Pharmaceuticals Incorporated discovers, develops, and commercializes pharmaceutical products. The company develops drugs for the treatment of cystic fibrosis, cancer, inflammatory bowel, autoimmune disease, and neurological disorders. Its common stock trades on the Nasdaq under the symbol “VRTX.”

Historical Information of the Common Stock of Vertex Pharmaceuticals Incorporated

The following table sets forth the high and low closing prices of this Basket Component from the first quarter of 2008 through August 31, 2018.

		High ($)	Low ($)
2008	First Quarter	23.89	14.59
	Second Quarter	33.90	24.81
	Third Quarter	34.68	25.60
	Fourth Quarter	32.65	20.71

2009	First Quarter	35.00	26.96
	Second Quarter	36.08	26.23
	Third Quarter	38.11	32.40
	Fourth Quarter	43.35	32.11

2010	First Quarter	44.24	37.42
	Second Quarter	40.85	32.58
	Third Quarter	37.44	32.15
	Fourth Quarter	38.35	32.43

2011	First Quarter	51.07	35.49
	Second Quarter	58.01	45.01
	Third Quarter	53.18	40.00
	Fourth Quarter	45.12	26.66

2012	First Quarter	42.94	32.20
	Second Quarter	64.85	35.49
	Third Quarter	59.04	48.41
	Fourth Quarter	59.42	38.89

2013	First Quarter	54.98	43.65
	Second Quarter	85.36	52.58
	Third Quarter	88.57	74.53
	Fourth Quarter	77.81	60.18

2014	First Quarter	85.48	67.80
	Second Quarter	94.68	62.44
	Third Quarter	113.90	84.74
	Fourth Quarter	120.78	101.10

2015	First Quarter	134.25	107.88
	Second Quarter	135.82	116.43
	Third Quarter	141.48	98.50
	Fourth Quarter	133.26	107.23

2016	First Quarter	123.45	78.40
	Second Quarter	96.09	79.15
	Third Quarter	102.83	85.00
	Fourth Quarter	95.36	72.02

2017	First Quarter	109.35	74.89
	Second Quarter	135.53	107.45
	Third Quarter	166.11	128.23
	Fourth Quarter	155.55	137.28

2018	First Quarter	177.13	151.60
	Second Quarter	169.96	145.72
	Third Quarter (through August 31, 2018)	186.03	167.73

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Additional Information About the Notes, the Indenture and Canadian Bank Resolution Powers

Events of Default

Under the indenture, as it will be amended prior to the issue date of the notes, the term “event of default” means only any of the following:

•	we default in the payment of the principal of, or interest on, any of the notes and, in each case, the default continues for a period of 30 business days; or

•	certain bankruptcy, insolvency or reorganization events occur.

Canadian Bank Resolution Powers

General

Under Canadian bank resolution powers, the CDIC may, in circumstances where we have ceased, or are about to cease, to be viable, or in certain other circumstances, assume temporary control or ownership of us and may be granted broad powers by one or more Orders, including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business. As part of the Canadian bank resolution powers, certain provisions of, and regulations under, the Bank Act, the CDIC Act and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent as D-SIBs, which include us.

The expressed objectives of the bail-in regime include reducing government and taxpayer exposure in the unlikely event of a failure of a D-SIB, reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are responsible for the D-SIBs’ risks and not taxpayers, and preserving financial stability by empowering the CDIC to quickly restore a failed D-SIB to viability and allow it to remain open and operating, even where the D-SIB has experienced severe losses.

Under the CDIC Act, in circumstances where the Superintendent is of the opinion that (a) we have ceased, or are about to cease, to be viable and viability cannot be restored or preserved by exercise of the Superintendent’s powers under the Bank Act, or (b) circumstances exist in respect of us that would allow the Superintendent to take control of us and if such control were taken, grounds would exist for the making of a winding-up order in respect of us, the Superintendent, after providing us with a reasonable opportunity to make representations, is required to provide a report to CDIC. Following receipt of the Superintendent’s report, CDIC may request the Minister of Finance for Canada (the “Minister of Finance”) to recommend that the Governor in Council (Canada) make an Order and, if the Minister of Finance is of the opinion that it is in the public interest to do so, the Minister of Finance may recommend that the Governor in Council (Canada) make, and on that recommendation, the Governor in Council (Canada) may make, one or more of the following Orders:

•	vesting in CDIC, our shares and subordinated debt specified in the Order, which we refer to as a “vesting order”;

•	appointing CDIC as receiver in respect of us, which we refer to as a “receivership order”;

•

if a receivership order has been made, directing the Minister of Finance to incorporate a federal institution designated in the Order as a bridge institution wholly-owned by CDIC and specifying the date and time as of which our deposit liabilities are assumed, which we refer to as a “bridge bank order”; or

•	if a vesting order or receivership order has been made, directing CDIC to carry out a conversion, by converting or causing us to convert, in whole or in part – by means of a transaction or series of transactions and in one or more steps – our shares and liabilities that are subject to the bail-in regime into our common shares or common shares of any of our affiliates, which we refer to as a “conversion order”.

Following a vesting order or receivership order, CDIC will assume temporary control or ownership of us and will be granted broad powers under that Order, including the power to sell or dispose of all or a part of our assets, and the power to carry out or cause us to carry out a transaction or a series of transactions the purpose of which is to restructure our business.

Under a bridge bank order, CDIC has the power to transfer our insured deposit liabilities or certain of our assets and other liabilities to a bridge institution. Upon the exercise of that power, any of our assets and liabilities that are not transferred to the bridge institution would remain with us, which would then be wound up. In such a scenario, any liabilities of ours, including any outstanding notes (whether or not such notes are bail-inable notes) that are not assumed by the bridge institution could receive only partial or no repayment in our ensuing wind-up.

The notes offered hereby are not bail-inable notes.

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